SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, 0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Robbins, Esq.

Ryan S. Brewer, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

December 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,464,696
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 37,464,696
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,464,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 dated December 18, 2020, filed with the Securities and Exchange Commission. Amendment No. 11 to this Schedule 13D is being filed to reflect the change in the number of shares of Common Stock outstanding for the Issuer.

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP 82-1636851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 dated December 18, 2020, filed with the Securities and Exchange Commission. Amendment No. 11 to this Schedule 13D is being filed to reflect the change in the number of shares of Common Stock outstanding for the Issuer.

1	NAME OF REPORTING PERSONS GFS Contango GP, LLC 83-4348877
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 dated December 18, 2020, filed with the Securities and Exchange Commission. Amendment No. 11 to this Schedule 13D is being filed to reflect the change in the number of shares of Common Stock outstanding for the Issuer.

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 dated December 18, 2020, filed with the Securities and Exchange Commission. Amendment No. 11 to this Schedule 13D is being filed to reflect the change in the number of shares of Common Stock outstanding for the Issuer.

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON IA

(1)

Based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 dated December 18, 2020, filed with the Securities and Exchange Commission. Amendment No. 11 to this Schedule 13D is being filed to reflect the change in the number of shares of Common Stock outstanding for the Issuer.

1	NAME OF REPORTING PERSONS GFT Strategies, LLC 82-1794092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 dated December 18, 2020, filed with the Securities and Exchange Commission. Amendment No. 11 to this Schedule 13D is being filed to reflect the change in the number of shares of Common Stock outstanding for the Issuer.

1	NAME OF REPORTING PERSONS The John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,455,402
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 33,455,402
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,455,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 dated December 18, 2020, filed with the Securities and Exchange Commission. Amendment No. 11 to this Schedule 13D is being filed to reflect the change in the number of shares of Common Stock outstanding for the Issuer.

1	NAME OF REPORTING PERSONS JCG 2016 Holdings, LP 81-4056276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,632,710
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,632,710
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 dated December 18, 2020, filed with the Securities and Exchange Commission. Amendment No. 11 to this Schedule 13D is being filed to reflect the change in the number of shares of Common Stock outstanding for the Issuer.

1	NAME OF REPORTING PERSONS JCG 2016 Management, LLC 81-4056276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,632,710
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,632,710
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s registration statement on Form S-3 dated December 18, 2020, filed with the Securities and Exchange Commission. Amendment No. 11 to this Schedule 13D is being filed to reflect the change in the number of shares of Common Stock outstanding for the Issuer.

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 13, 2018, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on August 15, 2018, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on November 20, 2018, as amended and supplemented by the Amendment No. 3 to the Original Schedule 13D, filed on December 3, 2018, as amended and supplemented by the Amendment No. 4 to the Original Schedule 13D, filed on September 18, 2019, as amended and supplemented by the Amendment No. 5 to the Original Schedule 13D, filed on November 1, 2019, as amended and supplemented by the Amendment No. 6 to the Original Schedule 13D, filed on November 18, 2019, as amended and supplemented by the Amendment No. 7 to the Original Schedule 13D, filed on December 18, 2019, as amended and supplemented by the Amendment No. 8 to the Original Schedule 13D, filed on December 23, 2019, as amended and supplemented by the Amendment No. 9 to the Original Schedule 13D, filed on June 11, 2020, as amended and supplemented by the Amendment No. 10 to the Original Schedule 13D, filed on October 27, 2020 (as amended and supplemented, collectively, this “Schedule 13D”) relating to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer”), a Houston, Texas based, independent energy company. The address of the issuer’s office is 717 Texas Ave., Suite 2900, Houston, Texas 77002. This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based on 173,687,624 shares of Common Stock outstanding as reported in the Issuer’s current report on Form S-3 dated December 18, 2020 filed with the Securities and Exchange Commission.

A.	Goff MCF

i.	As of close of business on December 22, 2020, Goff MCF beneficially owned 10,144,020 shares of Common Stock.

Percentage: 5.8%

ii.	Powers

1.	Sole power to vote or direct vote: 10,144,020

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 10,144,020

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff MCF has not entered into any transactions in the Common Stock during the past sixty days.

B.	GFS Contango

i.	As of close of business on December 22, 2020, GFS Contango, as the general partner of Goff MCF, may be deemed to beneficially own 10,144,020 shares of Common Stock.

Percentage: 5.8%

ii.	Powers

1.	Sole power to vote or direct vote: 10,144,020

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 10,144,020

4.	Shared power to dispose or direct the disposition: 0

iii.	GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days.

C.	Goff Family Trust

i.

As of close of business on December 22, 2020, Goff Family Trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to the Common Stock directly beneficially owned by Goff Family Trust, may be deemed to beneficially own: (1) 10,144,020 shares of Common Stock owned by Goff MCF, (2) 3,012,664 shares of Common Stock owned by Family Investments, (3) 8,632,710 shares of Common Stock owned by Holdings and (4) 11,666,008 shares of Common Stock owned by Goff Family Trust directly.

Percentage: 19.3%

ii.	Powers

1.	Sole power to vote or direct vote: 33,455,402

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 33,455,402

4.	Shared power to dispose or direct the disposition: 0

iii.

Goff Family Trust has not entered into any transactions in the Common Stock during the past sixty days. Goff Capital has not entered into any transactions in the Common Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days. Holdings GP has not entered into any transactions in the Common Stock during the past sixty days. Holdings has not entered into any transactions in the Common Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock during the past sixty days.

D.	Family Investments

i.	As of close of business on December 22, 2020, Family Investments beneficially owned 3,012,664 shares of Common Stock.

Percentage: 1.7%

ii.	Powers

1.	Sole power to vote or direct vote: 3,012,664

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 3,012,664

4.	Shared power to dispose or direct the disposition: 0

iii.	Family Investments has not entered into any transactions in the Common Stock during the past sixty days.

E.	Goff Capital

i.	As of close of business on December 22, 2020, Goff Capital, as the General Partner of Family Investments, may be deemed to beneficially own 3,012,664 shares of Common Stock.

Percentage: 1.7%

ii.	Powers

1.	Sole power to vote or direct vote: 3,012,664

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 3,012,664

4.	Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Common Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock during the past sixty days.

F.	GFS Management

i.	As of close of business on December 22, 2020, GFS Management, as managing member of GFS Contango GP may be deemed to beneficially own 10,144,020 shares of Common Stock.

Percentage: 5.8%

ii.	Powers

1.	Sole power to vote or direct vote: 10,144,020

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 10,144,020

4.	Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days.

G.	GFS

i.	As of close of business on December 22, 2020, GFS, as managing member of GFS Management may be deemed to beneficially own 10,144,020 shares of Common Stock.

Percentage: 5.8%

ii.	Powers

1.	Sole power to vote or direct vote: 10,144,020

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 10,144,020

4.	Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in Common Stock during the past sixty days. GFS Management has not entered into any transactions in Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days.

H.	GFT

i.	As of close of business on December 22, 2020, GFT, as controlling equity holder of GFS may be deemed to beneficially own 10,144,020 shares of Common Stock.

Percentage: 5.8%

ii.	Powers

1.	Sole power to vote or direct vote: 10,144,020

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 10,144,020

4.	Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Common Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days.

I.	Holdings

i.	As of close of business on December 22, 2020, Holdings beneficially owned 8,632,710 shares of Common Stock.

Percentage: 5.0%

ii.	Powers

1.	Sole power to vote or direct vote: 8,632,710

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 8,632,710

4.	Shared power to dispose or direct the disposition: 0

iii.	Holdings has not entered into any transactions in the Common Stock during the past sixty days.

J.	Holdings GP

i.	As of close of business on December 22, 2020, Holdings GP, as general partner of Holdings, may be deemed to beneficially own 8,632,710 shares of Common Stock.

Percentage: 5.0%

ii.	Powers

1.	Sole power to vote or direct vote: 8,632,710

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 8,632,710

4.	Shared power to dispose or direct the disposition: 0

iii.	Holdings GP has not entered into any transactions in the Common Stock during the past sixty days. Holdings has not entered into any transactions in the Common Stock during the past sixty days.

K.	Kulik

i.	As of close of business on December 22, 2020, Kulik beneficially owned 372,890 shares of Common Stock.

Percentage: 0.2%

ii.	Powers

1.	Sole power to vote or direct vote: 372,890

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 372,890

4.	Shared power to dispose or direct the disposition: 0

iii.	Kulik has not entered into any transactions in the Common Stock during the past sixty days.

L.	Kulik GP

i.	As of close of business on December 22, 2020, Kulik GP, as general partner of Kulik, may be deemed to beneficially own 372,890 shares of Common.

Percentage: 0.2%

ii.	Powers

1.	Sole power to vote or direct vote: 372,890

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 372,890

4.	Shared power to dispose or direct the disposition: 0

iii.	Kulik GP has not entered into any transactions in the Common Stock during the past sixty days. Kulik has not entered into any transactions in the Common Stock during the past sixty days.

M.	John C. Goff

i.

As of close of business on December 22, 2020, John C. Goff, as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, as a manager of Kulik GP, as manager and Chief Executive Officer of GFS, and with respect to the Common Stock directly beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 10,144,020 shares of Common Stock owned by Goff MCF, (2) 8,632,710 shares of Common Stock owned by Holdings, (3) 11,666,008 shares of Common Stock owned by Goff Family Trust, (4) 372,890 shares of Common Stock owned by Kulik, (5) 3,012,664 shares of Common Stock owned by Family Investments, and (6) 3,636,404 shares of Common Stock owned by John C. Goff directly.

Percentage: 21.6%

ii.	Powers

1.	Sole power to vote or direct vote: 37,464,696

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 37,464,696

4.	Shared power to dispose or direct the disposition: 0

iii.

John C. Goff has not entered into any transactions in the Common Stock during the past sixty days. Goff Family Trust has not entered into any transactions in the Common Stock during the past sixty days. Goff Capital has not entered into any transactions in the Common Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock during the past sixty days. GFS has not entered into any transactions in Common Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days. Kulik GP has not entered into any transactions in the Common Stock during the past sixty days. Kulik has not entered into any transactions in the Common Stock during the past sixty days. Holdings GP has not entered into any transactions in the Common Stock during the past sixty days. Holdings has not entered into any transactions in the Common Stock during the past sixty days.

As general partner of Family Investments, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Family Investments. Goff Capital disclaims beneficial ownership of the Common Stock directly held by Family Investments, except to the extent of its pecuniary interest therein.

As general partner of Goff MCF, GFS Contango may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF. GFS Contango disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFS Contango, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF. GFS Management disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common directly held by Goff MCF. GFS disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock held by Goff MCF. GFS disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling equity holder of Goff Capital and Holdings GP, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF, Holdings, Family Investments and Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF, Holdings and Family Investments, except to the extent of its pecuniary interest therein.

As Chief Executive Officer of Goff Capital, a manager of Kulik GP, manager and Chief Executive Officer of GFS, and as sole trustee of Goff Family Trust, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock directly held by Goff MCF, Holdings, Kulik, Goff Family Trust, Family Investments and indirectly through a SEP IRA, of which Mr. Goff is the beneficiary. Mr. Goff disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF, Holdings, Kulik, Family Investments and the Goff Family Trust, except to the extent of his pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2020

John C. Goff

By:	/s/ John C. Goff

Goff MCF Partners, LP
By: its General Partner, GFS Contango GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

The John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Sole Trustee

JCG 2016 Holdings, LP
By: its General Partner, JCG 2016 Management, LLC

By:	/s/ John C. Goff
John C. Goff, Manager

GFS Contango GP, LLC
By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFT Strategies, LLC
By: its managing member, The John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee

JCG 2016 Management, LLC

By:	/s/ John C. Goff
John C. Goff, Manager

Kulik Partners, LP
By: its General Partner, Kulik GP, LLC

By:	/s/ John C. Goff
John C. Goff, Manager

Kulik GP, LLC

By:	/s/ John C. Goff
John C. Goff, Manager